UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                              Laser Technology Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    518074208
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 16, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 518074208

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               23,013 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             17,120 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            23,013 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     17,120 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,133 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.74%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 518074208

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               353,660 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                       -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            353,660 Shares of Common stock
PERSON WITH      10 SHARED DISPOSITIVE POWER
                               -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            353,660 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.45%

                          14 TYPE OF REPORTING PERSON*
                                     PN, BD


                                  SCHEDULE 13D

CUSIP NO. 518074208

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               25,507 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            25,507 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,507 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.46%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Laser Technology, Inc.,7070 South Tuscon Way, Englewood, CO., 80112.

Item 2.  Identity and Background.
------   -----------------------

No change.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

No change.

Item 4.   Purpose of Transaction.
------    ----------------------

 No change.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Stock as of May 13, 2003.

                                  Shares of Common Stock

Loeb Arbitrage Fund                     353,660
Loeb Partners Corporation*               40,133
Loeb Offshore Fund                       25,507
                                    -----------
                                        419,300

The total shares of Common Stock constitute 7.64% the 5,486,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 17,120 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          02-14-03        192              $1.26
                              02-14-03        240               1.27
                              02-14-03       1026               1.24
                              02-27-03         54               1.24
                              03-04-03        450               1.24
                              03-05-03        594               1.24
                              03-06-03        108               1.24
                              03-10-03        419               1.24
                              03-11-03        117               1.24
                              03-12-03        234               1.24
                              03-13-03        279               1.24
                              03-14-03         99               1.24
                              03-17-03        270               1.24
                              03-18-03         90               1.24
                              03-19-03        468               1.24
                              03-20-03        558               1.23
                              03-24-03        135               1.23
                              03-27-03        288               1.24
                              03-28-03        243               1.27
                              03-31-03        135               1.27
                              04-09-03        220               1.29
                              04-10-03         90               1.29
                              04-14-03        142               1.30
                              04-15-03       1900               1.30
                              04-16-03        827               1.30
                              04-24-03        466               1.30
                              04-25-03        390               1.30
                              05-06-03        153               1.30
                              05-12-03       1026               1.33
                              05-13-03       1710               1.34

Holder                                     Shares      Average Price
Loeb Arbitrage Fund           02-14-03        800               1.26
                              02-14-03       3280               1.27
                              02-14-03       9690               1.24
                              02-18-03        100               1.24
                              02-27-03        510               1.24
                              03-04-03       4250               1.24
                              03-05-03       5610               1.24
                              03-06-03       1020               1.24
                              03-10-03       3656               1.24
                              03-11-03       1105               1.24
                              03-12-03       2210               1.24
                              03-13-03       2635              1.240
                              03-14-03        935              1.240
                              03-17-03       2250              1.240
                              03-18-03        850              1.240
                              03-19-03       4420              1.240
                              03-20-03       5270              1.230
                              03-24-03       1275              1.230
                              03-25-03        200              1.240
                              03-27-03       2720              1.240
                              03-28-03       2295              1.270
                              03-31-03       1275              1.270
                              04-07-03        200              1.270
                              04-09-03       2126              1.280
                              04-10-03        850              1.290
                              04-14-03       1260              1.300
                              05-15-03      16800              1.300
                              04-16-03       7307              1.300
                              04-24-03       4115              1.300
                              04-25-03       3443              1.300
                              05-06-03       1445              1.330
                              05-12-03       9072              1.338
                              05-13-03      15120              1.339

Holder                                     Shares      Average Price
Loeb Offshore Fund            02-14-03        288               1.27
                              02-14-03        684               1.24
                              02-27-03         36               1.24
                              03-04-03        300               1.24
                              03-05-03        396               1.24
                              03-06-03         72               1.24
                              03-10-03        225               1.24
                              03-11-03         78               1.24
                              03-12-03        156               1.24
                              03-13-03        186               1.24
                              03-14-03         66               1.24
                              03-17-03        180               1.24
                              03-18-03         60               1.24
                              03-19-03        312               1.24
                              03-20-03        372              1.230
                              03-24-03         90               1.23
                              03-27-03        192               1.24
                              03-28-03        162               1.27
                              03-31-03         90               1.27
                              04-09-03       2654               1.29
                              04-10-03         60               1.29
                              04-14-03         98               1.30
                              04-15-03       1300               1.30
                              04-16-03        566               1.30
                              04-24-03        319               1.30
                              04-25-03        267               1.30
                              05-06-03        102               1.33
                              05-12-03        702               1.34
                              05-13-03       1170               1.34

--------------------
*Including 17,120 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on the AMEX.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2003                        Loeb Partners Corporation


                            By: /s/ Gideon J. King, Executive Vice President



May 16, 2003                         Loeb Arbitrage Fund
                                 By: Loeb Arbitrage Management, Inc.


                                 By: /s/ Gideon J. King, President

May 16, 2003                         Loeb Offshore Fund




                                 By: /s/ Gideon J. King, Director